SCHEDULE 14C INFORMATION
Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

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☐ Preliminary Information Statement
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☑ Definitive Information Statement

COMCAM, INC.

(Name of Registrant as Specified In Its Charter)

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ComCam, Inc.

1140 McDermott Drive, Suite 200
West Chester, Pennsylvania 19380
(610) 436-8089

NOTICE OF ACTION TAKEN WITHOUT A STOCKHOLDER MEETING

February 1, 2007

To the Shareholders of ComCam, Inc.:

The attached Information Statement is being delivered by ComCam, Inc. (the "Corporation") in connection with the approval by the holders of a majority of our voting stock to authorize the board of directors to withdraw the Corporation's election to be treated as a business development company ("BDC") pursuant to Section 54(c) under the Investment Company Act. We anticipate that the withdrawal will become effective on or about February 21, 2007.

On December 12, 2006, the Corporation's board of directors approved a resolution to withdraw the Corporation's election to be treated as a BDC. The measures recited by the board of directors included a call for shareholders action to approve the resolution.

On December 28, 2006, the holders of a majority of the outstanding shares of the Corporation's common stock entitled to vote executed a written consent, in accordance with the provisions set forth in *Title 8, Chapter 1, Subchapter VII § 228(a)* of the State of Delaware General Corporation Law, that approved the withdrawal of our BDC election.

This letter and the accompanying information statement are being distributed to you, our shareholders, in accordance with the requirements of *Title 8, Chapter 1, Subchapter VII § 228(a)* of the State of Delaware General Corporation Law and Section 14(c) of the Securities Exchange Act of 1934, as amended. The accompanying information statement describes the withdrawal of our BDC election.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.

Thank you for your continued interest in and support of ComCam, Inc.

By Order of the Board of Directors

/s/ Don Gilbreath
Don Gilbreath
Chief Executive Officer and Director

TABLE OF CONTENTS

COMCAM, INC. INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Unless we indicate otherwise or unless the context requires otherwise, all references in this information statement to "we," "us," "our," or the "Corporation" are to ComCam, Inc.

INTRODUCTION

This information statement is being mailed on or about February 1, 2007 to all shareholders of record of the Corporation as of the close of business on December 28, 2006, in connection with the approval by the holders of a majority of our voting stock to authorize the board of directors to withdraw the Corporation's election to be treated as a business development company ("BDC") pursuant to Section 54(c) under the Investment Company Act of 1940, as amended ("Investment Act").

On December 12, 2006, the Corporation's board of directors approved a resolution to withdraw the Corporation's election to be treated as a BDC. The measures recited by the board of directors included a call for shareholders action to approve the resolution.

On December 28, 2006, the holders of a majority of the outstanding shares of the Corporation's common stock entitled to vote executed a written consent, in accordance with the provisions set forth in *Title 8, Chapter 1, Subchapter VII § 228(a)* of the State of Delaware General Corporation Law, that approved the withdrawal of our BDC election. Our board of directors decided to obtain the written consent of the holders of a majority of the outstanding common stock entitled to vote in order to eliminate the cost and delay involved in holding a special meeting of the Corporation's shareholders.

The record date for purposes of determining the shareholders entitled to vote and to whom this information statement is to be sent is December 28, 2006. As of the record date, we had 36,408,634 shares of common stock issued and outstanding that was entitled to vote on the withdrawal of our BDC election, with each share of common stock entitled to one vote. By written consent, the holders of 18,833,613 shares of the issued and outstanding common stock, representing approximately 51.73% of the votes entitled to be cast, approved the withdrawal.

Pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), the withdrawal of our BDC election may not be consummated until at least 20 calendar days after this information statement is sent or given to the Corporation's shareholders. We anticipate that the withdrawal of our BDC election will be effected on or before February 21, 2007.

There will not be a meeting of shareholders to approve the amendment to our articles of incorporation or the execution of the Agreement and none is required under *Title 8, Chapter 1, Subchapter VII § 228(a)* of the State of Delaware General Corporation Law since this action has already been approved by the written consent of the holders of a majority of the outstanding shares of the Corporation's voting common stock. *Title 8, Chapter 1, Subchapter VII § 228(a)* of the State of Delaware General Corporation Law mandates that if a written consent is signed by less than the unanimous consent of all shareholders entitled to vote, the Corporation must give notice of the action taken to all shareholders who were entitled to vote on the consent action but who have not consented to the action. This information statement is intended to provide you with the required notice.

QUESTIONS AND ANSWERS

Q. **Why did I receive this information statement?**

A. Applicable laws require us to provide you with information pertaining to the withdrawal of our BDC election.

Q. **Why does the Corporation wish to withdraw its BDC election?**

A. We are withdrawing our BDC election because we have not, since electing to become a BDC, managed to conduct our operations in a manner compliant with the regulations governing BDC's. Further, the Securities and Exchange Commission ("Commission") has requested that we correct certain compliance infractions, which corrections are deemed by management to be beyond the Corporation's capability at this time.

Q. **When do you expect the BDC withdrawal to become effective?**

A. Upon filing a Form N-54C with the Commission we will have effectively withdrawn our BDC election. We expect to file a Form N-54C as soon as is reasonably practicable on or after the twentieth day following the mailing of this information statement to our shareholders.

Q. **Why am I not being asked to vote?**

A. The holders of a majority of the issued and outstanding shares of common stock have already approved the withdrawal of our BDC election pursuant to a written consent in lieu of a shareholders meeting. Such approval, together with the approval of the Corporation's board of directors, is sufficient under Delaware law, and no further approval by our shareholders is required.

Q. **What do I need to do now?**

A. Nothing. This information statement is purely for your information and does not require or request you to do anything.

Q: **Does Delaware have dissenters' rights of appraisal?**

A: Shareholders of Delaware domestic corporations do not have dissenters' rights of appraisal under Delaware law in connection with this action.

Q: **How can I obtain a copy of the Corporation's 10-KSB?**

A: A copy of the Corporation's most recent fiscal year end report on Form 10-KSB, for the period ended December 31, 2005, may be obtained at no charge by sending a written request to the Corporation's corporate address. The Form 10-KSB is also available on the Commission's website at *www.sec.gov*.

Q. **Whom can I contact with questions?**

A. If you have any questions about any of the actions to be taken by the Corporation, please contact Don Gilbreath, at (610) 436-8089.

FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements. These statements relate to future events, future financial performance or projected business results and involve known and unknown risks and uncertainties. Actual results may differ materially from those expressed or implied by these statements. In some cases, you can identify forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "will" or other similar words. The following list identifies some of the factors that could cause actual results to differ from those expressed or implied from the forward-looking statements:

- our anticipated financial performance and business plan;
- the sufficiency of existing capital resources;
- our ability to raise additional capital to fund cash requirements for future operations;
- effects of the cessation of our BDC election upon our future business prospects;
- effects of the cessation of our BDC election upon our financial statements and tax status;
- the volatility of the stock market; and
- general economic conditions.

The Corporation's forward-looking statements are based on their respective management's beliefs and assumptions extracted from information available to management at the time the statements are made. Management cautions you that assumptions, beliefs, expectations, intentions and projections about future events may, and often do, vary materially from actual results. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements.

CESSATION OF ELECTION AS A
BUSINESS DEVELOPMENT CORPORTION

BACKGROUND

On January 10, 2005, the Corporation elected to be regulated as a BDC, as outlined in the Investment Act, by filing a Form NT-54A with the Commission. A BDC is a publicly registered closed-end investment company that is regulated under the Investment Act, as conceived under the Small Business Incentive Act of 1980, to provide capital to small developing businesses in the United States. BDC's are required either to control the businesses or make available significant managerial assistance. A BDC is not intended to be a passive investment vehicle. Investments made by BDC's are restricted to qualifying assets, as that term is defined in the Investment Act, with at least seventy percent (70%) of a BDC's assets required to be securities of private or thinly traded U.S. public companies, cash, cash equivalents, U.S. government securities, and high quality debt instruments. ComCam International, Inc. ("International") is the Corporation's sole portfolio company.

International is a Delaware corporation engaged in the ongoing development and sale of its *internet protocol* remote control platform cameras, micro-servers, associated software, and unique end-to-end network solutions. *Internet protocol* is the procedure for regulating the transmission of data over a network, be that a local area network or the internet. International's *internet protocol* video products are designed to work efficiently over a network, whether the network is connected by cable or over a wireless connection, by breaking up data into small transmittable units which are then reassembled on the receiving end.

Our election to be regulated as a BDC was consistent with our aim to make strategic investments in start-up, development-stage, and, in certain circumstances, distressed companies in the high-tech sector, and in surveillance companies more specifically. Additionally, our status as a BDC would have allowed us to raise the additional capital necessary to allow us to implement this part of our business plan, in that BDCs are permitted to issue, in any 12-month period, without registration under the Securities Act of 1933, as amended, shares with an aggregate offering price of up to $5,000,000. With the intent of raising capital, we filed a Form 1-E on January 11, 2005, notifying the Commission of our intent to sell our common stock under this exemption. On October 23, 2006, we filed with the Commission three Form 2-Es disclosing our offerings for the periods ended June 11, 2005, January 11, 2006, and June 11, 2006, referencing the 6,596,667 shares sold under the exemption for an aggregate of $206,750.

The Corporation has undertaken several steps to meet the requirements for withdrawal of its election to be treated as a BDC, including: (i) preparing a plan of operations in contemplation of such a change to the status for the Corporation, and (ii) consulting with outside counsel as to the requirements for withdrawing its election as a BDC and exemption or exclusion from being deemed an "investment company" under the Investment Act. As of the date hereof, we believe that we have met the requirements for filing an application to withdraw our election to be treated as a BDC.

<h2 align="center">INVESTMENT ACT PROVISIONS APPLICABLE TO BDC'S</h2>

Generally, to be eligible to elect BDC status, a company must engage in the business of furnishing capital and offering significant managerial assistance to companies that do not have ready access to capital through conventional financial channels. More specifically, in order to qualify as a BDC, a company must (i) be a domestic company, (ii) have registered a class of its securities or have filed a registration statement with the Commission pursuant to Section 12 of the Exchange Act, (iii) operate for the purpose of investing in the securities of certain types of eligible portfolio companies, namely less seasoned or emerging companies and businesses suffering or just recovering from financial distress, (iv) offer to extend significant managerial assistance to such eligible portfolio companies, and (v) file (or, under certain circumstances, intend to file) a proper notice of election with the Commission.

The Investment Act also imposes, among others, the following regulations on BDC's:

- The issuance of senior equities and debt securities by a BDC is subject to certain limitations;
- The issuance of warrants and options by a BDC is subject to certain limitations;
- A BDC may not engage in certain transactions with affiliates without obtaining exemptive relief from the Commission;
- A BDC may not change the nature of its business or fundamental investment policies without the prior approval of the stockholders;
- A BDC must carry its investments at value if a public trading market exists for its portfolio securities or fair value if one does not rather than at cost in its financial reports;
- The composition of a BDC's board of directors is restricted (*e.g.* participation by investment bankers and certain other participants is limited), in addition, a majority of the board of directors must be independent members and certain activities by the company must be approved by the independent members of the board of directors;
- There are prohibitions and restrictions on investing in certain types of companies, such as brokerage firms, insurance companies, and other investment companies;

- There are limits on the types of assets that a BDC may acquire. A BDC may not acquire any asset other than "qualifying assets" unless, at the time the acquisition is made, such "qualifying assets" represent at least 70% of the value of the BDC's total assets. "Qualifying assets" generally include: (i) securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer is an eligible portfolio company (eligible portfolio company is defined as any issuer that (a) is organized and has its principal place of business in the United States, (b) is not an investment company other than a small business investment company wholly-owned by the BDC, and (c) does not have any class of publicly-traded securities with respect to which a broker may extend credit), (ii) securities received in exchange for or distributed with respect to securities described above, or pursuant to the exercise of options, warrants or rights relating to such securities, and (iii) cash, cash items, Government securities, or high quality debt securities maturing in one year or less from the time of investment. A BDC may invest in the securities of public companies and other investments that are not "qualifying assets", but such investments may not exceed 30% of the BDC's total asset value at the time of such investment;
- A BDC generally may not issue common stock at a per share price less than the then-current net asset value of the common stock without the prior approval of stockholders; and
- A BDC is restricted in its ability to repurchase its shares directly from stockholders.

After withdrawing the Corporation's election to be treated as a BDC, we will no longer be subject to regulation under the Investment Act, which is designed to protect the interests of investors in investment companies. However, our board of directors will still be subject to customary principles of fiduciary duty with respect to the Corporation and the Corporation's stockholders.

As an operating company, we (i) will not be limited in the amount of excessive leverage that we could incur, (ii) will be permitted to issue restricted stock absent an order from the Commission, and (iii) will not be limited in the amounts or types of compensation that we could pay to executives.

In addition, withdrawal of our election to be treated as a BDC will not affect our registration under Section 12(g) of the Exchange Act. Under the Exchange Act, we are required to file periodic reports on Form 10-KSB, Form 10-QSB, Form 8-K, proxy statements and other reports required under the Exchange Act. Withdrawal of our election to be treated as a BDC is not expected to have any affect on our trading status on the OTC Bulletin Board.

REASONS FOR CEASING ELECTION AS A BUSINESS DEVELOPMENT COMPANY

On October 16, 2006, the Corporation received communication from the Enforcement Division of the Commission which indicated that the Commission was of the opinion that we had committed several Investment Act infractions. The possibility of these and other violations called into question whether we would be able to attain to full compliance with the Investment Act. We have cited the Commission's opinion as to the areas of non-compliance in the Form 8-K filed with the Commission on December 15, 2006.

In consideration of the Investment Act compliance concerns, and the planned future operations of the Corporation, the board of directors evaluated and discussed the feasibility of our continuing as a BDC. The board of directors believes that the regulatory regime governing BDC's is no longer appropriate for us and will hinder our future growth. In addition, given the Commission's view of past non-compliance with the Investment Act, we are concerned that, if we were to attempt to attain compliance, we may not be able to satisfy the Commission that we would be in full compliance with the Investment Act. Management is of the opinion that the Corporation would otherwise be in compliance with the Securities Act of 1933, as amended, and the Exchange Act. Given the size of our existing portfolio investment, and the non-diversified nature of the Corporation's portfolio, the board of directors believes that the Corporation will not be required to be regulated under the Investment Act once we withdraw our BDC election.

On December 12, 2006, the Corporation's board of directors voted unanimously to withdraw the Corporation's election to be treated as a BDC pursuant to Section 54 of the Investment Act. Pursuant to the provisions of the Investment Act, we must obtain the consent of a majority of our shareholders before we may file the necessary paperwork to formally withdraw our BDC election. We received that consent on December 28, 2006.

We intend to withdraw our BDC election as soon as practical following 20 days after we send this information statement to shareholders. We will withdraw our election by filing a Form N-54C. In the meantime, the Corporation has ceased all sales of securities under Regulation E.

EFFECT ON OUR SHAREHOLDERS

The cessation of our BDC election will result in our shareholders losing certain protections, including the following:

- We will no longer be subject to the requirement that we maintain a ratio of assets to senior securities (such as senior debt or preferred stock) of at least 200%;
- We will no longer be prohibited from protecting any director or officer against any liability to our company or our shareholders arising from willful malfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of that person's office;
- We will no longer be required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement;
- We will no longer be required to ensure that a majority of our directors are persons who are not "interested persons," as that term is defined in section 56 of the Investment Act, and certain persons that would be prevented from serving on our board if were a BDC (such as investment bankers) would be able to serve on our board;
- We will no longer be subject to provisions of the Investment Act regulating transactions between BDCs and certain affiliates and restricting our ability to issue warrants and options;
- We will be able to change the nature of our business and fundamental investment policies without having to obtain the approval of our shareholders;
- We will no longer be subject to provisions of the Investment Act prohibiting the issuance of securities at below net asset value;
- We will be no longer be subject to the other provisions and protections set forth in Sections 55 through 64 of the Investment Act and the rules and regulations promulgated thereunder; and
- Our ceasing to be a BDC will not absolve us for any actions taken by us while a BDC and we could still become liable for such prior actions.

EFFECT ON OUR FINANCIAL STATEMENTS AND TAX STATUS

The withdrawal of election to be regulated as a BDC results in a change in a BDC's method of accounting. BDC financial statement presentation and accounting is supposed to use the value method of accounting used by investment companies, which allows BDCs to recognize income and value their investments at market value as opposed to historical cost. Operating companies use either the fair-value or historical-cost methods of accounting for financial statement presentation and accounting for securities held, depending on how the investment is classified and how long the company intends to hold the investment. However, in the opinion of the Commission, the Corporation has never fully adopted the correct method for presenting financial statements. As such, there should be no effect upon our financial statements.

We do not believe that withdrawing our election to be treated as a BDC would have any impact on our federal income tax status, because we never elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code. (Electing to be treated as a regulated investment company under Subchapter M generally allows a qualified investment company to avoid paying corporate level federal income tax on income it distributes to its shareholders.) Instead, we have always been subject to corporate level federal income tax on our income (without regard to any distributions it makes to its shareholders) as a "regular" corporation under Subchapter C of the Code.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except in their capacity as shareholders (which interest does not differ to that of the common shareholders), none of our officers, directors, or any of their respective affiliates has any interest in our ceasing to be a BDC.

DISSENTERS' RIGHT OF APPRAISAL

Under Delaware law and our certificate of incorporation and bylaws, no shareholder has any right to dissent to our terminating our status as a BDC under the Investment Act, and no shareholder is entitled to appraisal of or payment for their shares of our stock.

VOTING SECURITIES

Section 58 of the Investment Act requires that we obtain the vote of a majority of our outstanding voting securities, namely the shares of our common stock, to withdraw our election to be treated as a BDC. Under Delaware law we are entitled to obtain that approval by written consent. The record date for purposes of determining the shareholders entitled to vote and to whom this information statement is to be sent is December 28, 2006. As of the record date, we had 36,408,634 shares of common stock issued and outstanding that was entitled to vote on the withdrawal of our BDC election, with each share of common stock entitled to one vote. By written consent, the holders of 18,833,613 shares of the issued and outstanding common stock, representing approximately 51.73% of the votes entitled to be cast, approved the withdrawal.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Corporation consists of the following:

Common Stock

As of February 1, 2007, there were approximately 71 shareholders of record holding a total of 36,408,634 shares of common stock. The Corporation's board of directors believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of the outstanding common stock is held in broker "street names" for the benefit of individual investors.

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of the common stock have no pre-emptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of February 1, 2007, there were 22 shareholders holding a total of 5,581,500 shares of Series A Preferred Stock ("Preferred Stock") of the 10,000,000 shares designated by our board of directors on January 10, 2005. The holders of the Preferred Stock may convert their shares into common stock on a 1:1 basis after a twelve month period; should a liquidation event occur, the Preferred Stock automatically converts into common stock. Holders of Preferred Stock do not have voting rights but are entitled to elect a majority of our board of directors, provided that a majority of the board of directors is independent. The Preferred Stock is non-interest bearing and shareholders of Preferred Stock receive dividends in parity with common shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of February 1, 2007, with respect to: (i) each person known to the Corporation to be the beneficial owner of more than five percent of the Corporation's common stock; (ii) all directors; and (iii) directors and executive officers of the Corporation as a group.

Name and Address	Title of Class	Number of Shares	% of Class
Don Gilbreath, CEO, CFO and director 1525 Tanglewood Drive West Chester, Pennsylvania 19380	Common Preferred	7,233,138 4,000,000	19.87% 71.67%
Robert Betty, director 912 Carrie Lane, West Chester, Pennsylvania 19383	Common Preferred	1,120,067 200,000	3.08% 3.58%
Albert White, director 1140 McDermott Drive, West Chester, Pennsylvania 19380	Common Preferred	0 200,000	0% 3.58%
Global ePoint, Inc. 339 S. Cheryl Lane City of Industry, CA 91789	Common Preferred	2,000,000 0	5.49% 0%
Integrated Homeland Security Funding Group LLC 132 North Wayne, West Chester Pennsylvania 19380	Common Preferred	2,000,000 0	5.49% 0%
Officer and Directors as a Group	Common Preferred	8,353,205 4,400,000	22.94% 78.83%

WHERE YOU CAN FIND MORE INFORMATION

The Corporation is subject to the informational requirements of the Exchange Act. The Corporation files reports, information statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: *www.sec.gov.*

A copy of the Corporation's yearly report on Form 10-KSB for the fiscal year ended December 31, 2005, can be found at the Commission's Internet site. Copies of the yearly report will be sent to any stockholder without charge upon written request addressed to: ComCam, Inc., 1140 McDermott Drive, Suite 200, West Chester, Pennsylvania, 19380, attention: Corporate Secretary.